FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION
Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS
ON MAY 25, 2010

1. DATE, TIME AND PLACE: On the 25 day of May, at 2 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo State.

2. MEETING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P.

Rodrigues.

3. CALL NOTICE AND ATTENDANCE: Call notice duly served under Section 15 of the Company’s Bylaws. The majority of the acting members was present.

4. AGENDA: To rectify the total amount of interim dividends for the first quarter, to be paid in advance to the sharenolders, under the Company’s Policy on Distribution of Dividends, as per the minutes of the Meeting held by this Board of Directors on May 7, 2010.

5. RESOLUTIONS: Beginning the works, the Directors examined the items on the Agenda and decided to approve, by unanimous vote of the directors present, the rectification of the total amount of interim dividends for the first quarter to be paid in advance to the shareholders, as per the Minutes of the Meeting held by this Board of Directors on May 7, 2010, calculated by disregarding the treasury shares. Thus, the correct amount of the interim dividends to be paid in advance to the shareholders, concerning the first quarter, under the Company’s Policy on Distribution of Dividends, is nineteen million two hundred fourteen thousand eight hundred seventy-five Brazilian reals and thirty-nine cents (R$ 19,214,875.39). Upon rectification of said amount, the directors approved the re-ratification of item 5.3 of the Minutes of the Meeting held by the Board of Directors on May 7, 2010, as follows:

“5.3. For this first quarter, to approve the payment of interim dividends, as per the Company Policy on Distribution of Dividends, in the total amount of nineteen million two hundred fourteen thousand eight hundred seventy-five Brazilian reals and thirty-nine cents (R$ 19,214,875.39), in that R$ 0.08 per preferred share class A and R$ 0,0727272727273 per common share. The payment of the dividends shall be made on May 31, 2010. All the shares outstanding on the base date of May 17, 2010 shall be entitled to the dividends. As of May 18, 2010, the shares shall be negotiated “ex-right” to dividends until the date of payment thereof. The one million one hundred eleven thousand five hundred fifty-one (1,111,551) new preferred shares class A issued on April 29, 2010 at the Annual and Special Meeting of the Shareholders, as a result of the capitalization of the special premium reserve, shall be entitled to the interim dividends ten (10) days following the end of their subscription term.”

APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, May 25, 2010. Signatures: Chairman of the Meeting Board – Abilio dos Santos Diniz; Board Secretary– Renata Catelan P. Rodrigues. Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Fábio Schvartsman, Candido Botelho Bracher, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira, Arnaud Strasser and Ulisses Kameyama. Guests: Samuel Elia and Claudio Eugenio Stiller Galeazzi. A summary of the minutes was drafted on the relevant book, according to Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

This is a true copy of its original.

Renata Catelan P. Rodrigues
Secretary

2

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 25, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.